UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

 (In thousands of Argentine pesos in current currency – Note 3)

2019 FINANCIAL STATEMENTS
NOTES

Legal Information		2
Statement of Financial Position		3
Statement of Comprehensive Income		5
Statement of Changes in Equity		6
Statement of Cash Flows		7

Notes to the Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	16
4 |	Accounting policies	18
5 |	Financial risk management	28
6 |	Critical accounting estimates and judgments	35
7 |	Interest in joint ventures	38
8 |	Contingent liabilities	38
9 |	Property, plant and equipment	42
10 |	Financial instruments	44
11 |	Right-of-use asset	46
12 |	Other receivables	46
13 |	Trade receivables	47
14 |	Financial assets at fair value through profit or loss	48
15 |	Financial assets at amortized cost	48
16 |	Inventories	48
17 |	Cash and cash equivalents	48
18 |	Share capital and additional paid-in capital	49
19 |	Allocation of profits	49
20 |	Share-based compensation plan	49
21 |	Acquisition of the Company’s own shares	50
22 |	Trade payables	50
23 |	Other payables	51
24 |	Deferred revenue	51
25 |	Borrowings	52
26 |	Salaries and social security taxes payable	54
27 |	Benefit plans	55
28 |	Income tax / Deferred tax	57
29 |	Tax liabilities	59
30 |	Provisions	60
31 |	Revenue from sales	60
32 |	Expenses by nature	60
33 |	Other operating expense, net	62
34 |	Net finance costs	62
35 |	Basic and diluted earnings per share	63
36 |	Related-party transactions	63
37 |	Keeping of documentation	65
38 |	Ordinary and Extraordinary Shareholders’ Meeting	66
39 |	Termination of agreement on real estate asset	66
40 |	Financial statements translation into English language	66

Independent Auditors’ Report
Supervisory Committee’s Report

2019 FINANCIAL STATEMENTS
NOTES

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AFIP	Federal Administration of Public Revenue
ANSES	National Social Security Administration
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
(the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Commercial Procedure of Argentina
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
GUDI	Distribution Company Large Users
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Banco Industrial y Comercial de China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
NYSE	New York Stock Exchange
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEC	Securities and Exchange Commission
SEE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SRRyME	Renewable Resources and Electricity Market Secretariat

2019 FINANCIAL STATEMENTS
NOTES

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 54.37%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2019

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 18)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 31,380,871 and 23,111,131 treasury shares as of December 31, 2019 and 2018, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Financial Position

as of December 31, 2019 and 2018

(In thousands of Argentine pesos in current currency – Note 3)

	Note	12.31.19	12.31.18
ASSETS
Non-current assets
Property, plant and equipment	9	101,298,398	96,067,564
Interest in joint ventures	7	11,152	13,599
Right-of-use asset	11	260,937	-
Other receivables	12	26,028	1,231,297
Total non-current assets		101,596,515	97,312,460

Current assets
Inventories	16	1,926,863	1,937,198
Other receivables	12	289,688	369,691
Trade receivables	13	12,460,070	11,667,923
Financial assets at fair value through profit or loss	14	2,789,831	5,199,809
Financial assets at amortized cost	15	-	1,858,726
Cash and cash equivalents	17	409,642	42,453
Total current assets		17,876,094	21,075,800
TOTAL ASSETS		119,472,609	118,388,260

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Financial Position

as of December 31, 2019 and 2018 (continued)

(In thousands of Argentine pesos in current currency – Note 3)

	Note	12.31.19	12.31.18
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	18	875,074	883,344
Adjustment to share capital	18	26,509,431	26,716,709
Treasury stock	18	31,381	23,111
Adjustment to treasury stock	18	566,538	359,260
Additional paid-in capital	18	369,991	369,991
Cost treasury stock	21	(2,242,608)	(1,643,458)
Legal reserve		1,289,102	234,908
Voluntary reserve		19,833,406	564,425
Other comprehensive loss		(215,605)	(210,475)
Retained earnings		12,134,139	20,323,175
TOTAL EQUITY		59,150,849	47,620,990

LIABILITIES
Non-current liabilities
Trade payables	22	369,552	440,116
Other payables	23	4,019,632	11,723,648
Borrowings	25	8,197,429	11,059,857
Deferred revenue	24	270,091	423,539
Salaries and social security payable	26	240,570	250,240
Benefit plans	27	523,918	592,165
Deferred tax liability	28	20,054,965	12,375,882
Provisions	30	2,062,603	1,645,569
Total non-current liabilities		35,738,760	38,511,016
Current liabilities
Trade payables	22	12,700,807	22,464,224
Other payables	23	3,596,616	2,955,519
Borrowings	25	1,659,236	1,656,799
Derivative financial instruments		205,246	1,591
Deferred revenue	24	5,346	8,221
Salaries and social security payable	26	2,407,052	2,677,023
Benefit plans	27	51,119	49,770
Income tax payable	28	1,969,411	949,263
Tax liabilities	29	1,774,331	1,205,626
Provisions	30	213,836	288,218
Total current liabilities		24,583,000	32,256,254
TOTAL LIABILITIES		60,321,760	70,767,270

TOTAL LIABILITIES AND EQUITY		119,472,609	118,388,260

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Comprehensive Income

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017

Revenue	31	89,943,794	86,039,928	60,897,330
Electric power purchases		(57,041,830)	(49,015,194)	(32,015,346)
Subtotal		32,901,964	37,024,734	28,881,984
Transmission and distribution expenses	32	(16,146,593)	(16,780,493)	(14,219,211)
Gross margin		16,755,371	20,244,241	14,662,773

Selling expenses	32	(7,350,973)	(7,813,882)	(5,486,265)
Administrative expenses	32	(3,837,222)	(4,341,342)	(3,851,179)
Other operating expense, net	33	(1,970,402)	(2,031,011)	(1,695,609)
Gain from interest in joint ventures		1,351	2,462	15,456
Operating profit		3,598,125	6,060,468	3,645,176

Agreement on the Regularization of Obligations	2.c	17,094,764	-	-

Financial income	34	1,208,970	1,033,000	697,814
Finance costs	34	(6,762,351)	(7,652,701)	(3,952,282)
Other finance costs	34	(3,523,314)	(3,022,071)	(259,053)
Net finance costs		(9,076,695)	(9,641,772)	(3,513,521)

Monetary gain (RECPAM)		11,191,793	13,076,389	8,465,151

Profit before taxes		22,807,987	9,495,085	8,596,806

Income tax	28	(10,673,848)	(2,886,871)	(784,313)
Profit for the year		12,134,139	6,608,214	7,812,493

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	27	(7,328)	(8,670)	34,166
Tax effect of actuarial profit on benefit plans		2,198	2,600	(11,096)
Total other comprehensive results		(5,130)	(6,070)	23,070

Comprehensive income for the year attributable to:
Owners of the parent		12,129,009	6,602,144	7,835,563
Comprehensive profit for the year		12,129,009	6,602,144	7,835,563

Basic and diluted earnings profit per share:
Earnings per share	35	13.84	7.42	8.70

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Changes in Equity

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehesive loss	Retained earnings	Total equity
Balance at December 31, 2016	897,045	26,962,357	9,556	113,612	282,328	-	234,908	564,425	50,488	(227,475)	5,995,010	34,882,254

Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	20,734	-	-	20,734
Payment of Other reserve constitution - Share-bases compensation plan	1,618	6,806	(1,618)	(6,806)	71,222	-	-	-	(71,222)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	-	7,812,493	7,812,493
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	23,070	-	23,070
Balance at December 31, 2017	898,663	26,969,163	7,938	106,806	353,550	-	234,908	564,425	-	(204,405)	13,807,503	42,738,551

Change of accounting standard - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(92,542)	(92,542)
Balance at December 31, 2017 restated	898,663	26,969,163	7,938	106,806	353,550	-	234,908	564,425	-	(204,405)	13,714,961	42,646,009
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	16,453	-	-	16,453
Payment of Other reserve constitution - Share-bases compensation plan	272	460	(418)	(460)	16,441	-	-	-	(16,453)	-	-	(158)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(6,070)	-	(6,070)
Acquisition of own shares	(15,591)	(252,914)	15,591	252,914	-	(1,643,458)	-	-	-	-	-	(1,643,458)
Profit for the year	-	-	-	-	-	-	-	-	-	-	6,608,214	6,608,214
Balance at December 31, 2018	883,344	26,716,709	23,111	359,260	369,991	(1,643,458)	234,908	564,425	-	(210,475)	20,323,175	47,620,990
Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 (Note 38)	-	-	-	-	-	-	1,054,194	19,268,981	-	-	(20,323,175)	-
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(5,130)	-	(5,130)
Acquisition of own shares (Note 21)	(8,270)	(207,278)	8,270	207,278	-	(599,150)	-	-	-	-	-	(599,150)
Profit for the year	-	-	-	-	-	-	-	-	-	-	12,134,139	12,134,139
Balance at December 31, 2019	875,074	26,509,431	31,381	566,538	369,991	(2,242,608)	1,289,102	19,833,406	-	(215,605)	12,134,139	59,150,849

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Cash Flows

for the years ended December 31, 2019, 2018 and 2017

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017
Cash flows from operating activities
Profit for the year		12,134,139	6,608,214	7,812,493

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	9	4,624,768	3,938,816	3,303,117
Depreciation of right-of-use assets	11	164,116	-	-
Loss on disposals of property, plants and equipments	9	63,592	206,752	76,615
Net accrued interest	34	5,538,026	6,606,617	3,250,035
Exchange difference	34	4,168,236	4,814,183	867,349
Income tax	28	10,673,848	2,886,871	784,313
Allowance for the impairment of trade and other receivables, net of recovery	32	1,354,401	1,503,107	602,186
Adjustment to present value of receivables	34	76,702	503	663
Provision for contingencies	30	1,367,232	1,113,444	833,993
Changes in fair value of financial assets	34	(281,039)	(1,147,943)	(672,863)
Accrual of benefit plans	32	262,069	172,542	260,569
Net gain from the repurchase of Corporate Notes	34	(456,884)	(6,980)	-
Gain from interest in joint ventures		(1,351)	(2,462)	(15,456)
Income from non-reimbursable customer contributions	33	(6,584)	(8,572)	(6,723)
Termination of agreement on real estate asset		(120,627)	(770,085)	-
Other financial results		146,851	-	-
Other reserve constitution - Share bases compensation plan		-	16,453	17,636
Agreement on the Regularization of Obligations	2.c	(17,094,764)	-	-
Monetary gain (RECPAM)		(11,191,793)	(13,076,389)	(8,465,151)
Changes in operating assets and liabilities:
Increase in trade receivables		(3,794,956)	(3,277,463)	(4,034,457)
Decrease in other receivables		860,641	1,284,983	43,199
Increase in inventories		(504,484)	(1,260,722)	(815,156)
Increase in deferred revenue		-	135,883	-
Increase in trade payables		3,775,186	2,762,506	7,514,963
Increase in salaries and social security payable		899,833	867,198	484,077
Decrease in benefit plans	27	(44,682)	(85,116)	(86,992)
Increase (Decrease) in tax liabilities		984,824	(792,917)	(563,824)
(Decrease) Increase in other payables		(717,018)	4,599,097	673,822
Decrease in provisions	30	(98,069)	(500,132)	(90,623)
Payment of Tax payable		(2,623,889)	(1,362,639)	(600,876)
Net cash flows generated by operating activities		10,158,324	15,225,749	11,172,909

2019 FINANCIAL STATEMENTS
NOTES

edenor

Statement of Cash Flows

for the years ended December 31, 2019, 2018 and 2017 (continued)

(In thousands of Argentine pesos in current currency – Note 3)

	Note	2019	2018	2017
Cash flows from investing activities
Payment of property, plants and equipments		(9,369,998)	(13,147,282)	(12,143,380)
Net collection (payment) of Financial assets		1,630,679	(3,605,822)	(1,558,508)
Redemtion net of money market funds		2,527,702	3,555,515	535,478
Mutuum charges granted to third parties		144,291	-	-
Mutuum payments granted to third parties		(98,997)	(176,665)	-
Collection of receivables from sale of subsidiaries		10,274	136,131	82,455
Net cash flows used in investing activities		(5,156,049)	(13,238,123)	(13,083,955)

Cash flows from financing activities
Payment of borrowings		(1,593,024)	-	-
Payment of financial lease liability		(213,435)	-	-
Proceeds from borrowings		-	-	1,977,399
Payment of interests from borrowings		(1,134,828)	(1,003,605)	(643,518)
Repurchase of corporate notes		(1,531,033)	(577,437)	-
Acquisition of own shares		(599,150)	(1,643,469)	-
Net cash flows used in financing activities		(5,071,470)	(3,224,511)	1,333,881

Decrease in cash and cash equivalents		(69,195)	(1,236,885)	(577,165)

Cash and cash equivalents at the beginning of year	17	42,453	188,136	732,639
Exchange differences in cash and cash equivalents		438,612	239,858	(96)
Result from exposure to inflation		(2,228)	851,345	32,761
Decrease in cash and cash equivalents		(69,195)	(1,236,886)	(577,168)
Cash and cash equivalents at the end of the year	17	409,642	42,453	188,136

Supplemental cash flows information
Non-cash activities

Agreement on the Regularization of Obligations	2.c	17,094,764	-	-

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(549,196)	(1,041,341)	(900,619)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(425,054)	-	-

Derecognition of property, plant and equipment through other receivables		-	675,512	-

The accompanying notes are an integral part of the Financial Statements.

2019 FINANCIAL STATEMENTS
NOTES

Note 1 |      General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the merger processes of EASA and its parent IEASA with and into CTLL, and, in turn, of the latter with and into PESA, formalized in 2018, at present, PESA is the controlling company of edenor.

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last four years, the Company recorded negative working capital. This situation was not reversed after the application from February 1, 2017 of the new tariff arising from RTI, due mainly to the constant increase of its operating costs, necessary to maintain the level of service, the Argentine economy’s inflationary environment, and the sustained recession since mid-2018, with the consequent impact on the decline in revenue, the extension of collection periods and the constant increase in levels of energy theft.

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and in interruption frequency. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the greater seasonal demand, the Company has taken a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

In this regard, and taking into consideration that the Company operates in a complex economic context, the main variables have recently seen a high degree of volatility, as evidenced, among other, by the following facts:

o          1.7% year-on-year fall of GDP in the third quarter of the year;

o          53.77% cumulative inflation rate between January 1, 2019 and December 31, 2019;

o          Significant devaluation of the peso from the month of August, giving rise to an unexpected withdrawal of dollar-denominated deposits from the financial system;

o          Fall of the Central Bank’s reserves;

o          Decrease in the reference interest rate in the last month of 2019, but still at high levels.

In view of this situation, the Federal Government decided to implement certain measures, among which the following are included:

2019 FINANCIAL STATEMENTS
NOTES

o          Setting specific time limits for the inflow and settlement of export proceeds;

o          BCRA’s prior authorization for the purchase of external assets for companies;

o          Prior authorization for imports of any kind of goods and services;

o          30% tax on foreign currency-denominated transactions;

o          Deferral of the payment of certain government debt instruments;

o          Fuel price control;

o          Negative real interest rate;

o          Rate schedules maintenance agreement, Nota 2.b.

Additionally, on December 23, 2019, the PEN enacted Law 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency (Note 2.b), which has a direct impact on the Company’s financial solvency.

Taking into account that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the effects of the adjustments or reclassifications that might result from the outcome of these uncertainties.

Note 2 |      Regulatory framework

a)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The current management period will end on January 31, 2021.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the regulatory framework.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

2019 FINANCIAL STATEMENTS
NOTES

b)  Electricity rate situation

In the last days of 2019, the PEN enacted, in the framework of the Economic Emergency and as mentioned in Note 1, Law No. 27,541 on Social Solidarity and Production Reactivation, pursuant to which is authorized to initiate either a renegotiation process of the tariff structure in effect or an extraordinary review, as from the date on which the law comes into effect, and for a maximum term of up to one hundred and eighty days, with the aim of reducing the actual tariff burden on households, shops and industries for 2020.

In this context, on December 27, 2019, the ENRE instructed the Company not to apply the electricity rate schedules from January 1, 2020, resulting from the provisions of the Electricity Rate Schedules Maintenance Agreement entered into by and between the Company and the Federal Government on September 19, 2019, as such agreement had lost its applicability due to the electricity rate emergency provided for in the aforementioned law, with the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 dated April 30, 2019 remaining in effect.

The aforementioned Electricity Rate Schedules Maintenance Agreement provided for the following:

o    To maintain the electricity rate schedules that were in effect prior to August 1, 2019 for all electricity rate categories;

o    To postpone until January 1, 2020 the application of the CPD that was to be applied as from August 1, 2019 (adjustment mechanism set forth in ENRE Resolution No. 63/2017), relating to the January-June 2019 period, which amounted to 19.05%;

o    To update the electricity rate schedules in relation to seasonal energy prices as from January 1, 2020;

o    To recover the difference of the CPD and the seasonal energy prices generated on August 1, 2019-December 31, 2019 period, in seven monthly and consecutive installments as from January 1, 2020, adjusted in accordance with the relevant CPD adjustment and the methodology set forth in late payment procedures applied by CAMMESA, respectively;

o    Commitment to maintain the quality of the service and meet the quality parameters set forth in the Concession Agreement;

o    To postpone until March 1, 2020 the payment by the Company of any penalty at its original value plus the relevant adjustments applicable at the time of payment.

Additionally, and within this framework, on October 22, 2019 SRRyME Resolution No. 38/2019 approved the seasonal scheduling for the November 2019 – April 2020 periods and provided as well that the power reference price, the energy reference price for residential consumers and the energy reference price for the Distribution company’s Large Users and for the other non-residential consumers, in effect since August 2019, would remain unchanged until April 2020.

Moreover, the referred to ENRE Resolution No.104/19, approved the values of the Company’s Electricity Rate Schedule and the electricity rate values applicable to the Company’s self-management metering system, effective from May 1, 2019, and informed the Company of the value of the average electricity rate, under the terms of Energy Government Secretariat Resolution No. 366/2018, which modifies the prices at which Distributors acquire energy in the MEM, and which amounts to $ 4,343/KWh.

In this framework, the provisions of Resolution No. 14/19 dated April 30, 2019 of the Electricity Market and Renewable Resources Secretariat, which, among other issues, approve the MEM definitive winter scheduling and modify the Power Reference Prices and the Stabilized Price of Energy (SPE) relating to the May 1-October 31, 2019 period, are taken into consideration.

This Resolution provides that the increases of the Stabilized Price of Energy relating to the May-October 2019 six-month period that had been authorized by Resolution 366/2018 for Residential customers, are to be absorbed by the Federal Government, whereas the increases established for non-residential customers with supplies lower than 300 kW and those relating to customers with supplies higher than 300 kW, GUDI customers, were modified for the May-July and August-October 2019 three-month periods.

2019 FINANCIAL STATEMENTS
NOTES

With regard to the supplies lower than 300 kW (non-residential customers), and those higher than 300 kW, GUDI Customers, the values of the Stabilized Price of Energy were increased for the May-July 2019 and August-October 2019 three-month periods.

The following resolutions issued by the ENRE in the months of January and February complete the 2019 regulatory context:

o    Resolution No. 25/19, which approved, under the terms of ENRE Resolution 366/2018, the values of the Company’s Electricity Rate Schedule, effective from February 1, 2019, and informed of the value of the average electricity rate as from February 1, 2019, under the terms of Energy Government Secretariat Resolution No. 366/2018, which modifies the prices at which Distributors acquire energy in the MEM.

o    Resolution No. 27/19, which approved the CPD value of February 2019 together with the stimulus factor, whose application was deferred until March 2019. Additionally, it determined the value to be applied for the 36 remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017, and provided as well that the 50% of the CPD that should have been applied in August 2019 would be recovered in 6 CPD variation-adjusted installments.

With regard to the discounts under the system of caps applicable to customers benefited from the Social Tariff that the Federal Government owed to this Distributor, the Company recorded revenue for $ 923 million, which stated in constant values amounts to $ 1,159.2 million, relating to the December 2017-December 2018 period, as a consequence of the implementation and subsequent cancellation thereof by virtue of the Agreement on the Regularization of Obligations described in note 2.c.

As of December 31, 2019, the Company recognized revenue from the Social Tariff for $ 3,512.7 million, which stated in constant values amounts to $ 3,993.5 million. Additionally, the Company has a receivable for $ 251.4 million for the same concept.

c)   Change of Jurisdiction and Regularization of Obligations

On February 28, 2019, the Federal Government, the PBA and the CABA entered into an agreement to initiate the process of transferring the public service of electricity distribution, duly awarded by the Federal Government to the Company under a concession, to the joint jurisdiction of the PBA and the CABA, with the latter two jointly assuming the capacity as Grantor of the concession of the service. In the aforementioned agreement, the PBA and the CABA agreed to set up a new bipartite agency in charge of the regulation and control of the distribution service, and the Federal Government agreed to take the necessary steps and carry out the necessary administrative procedures to provide a solution to the pending claims with both Distribution companies.

In the framework of such agreement, on May 9, 2019, the Federal Government, the CABA and the PBA entered into an agreement, the Agreement on the Implementation of the Transfer of Jurisdiction, pursuant to which the CABA and the PBA jointly assume, as from the date on which the agreement comes into effect with the relevant ratifications, the regulation and control and the capacity as grantor over the distribution service granted to edenor under a concession. Furthermore, it is provided that the Concession Agreement will remain in full force and effect and the national regulations and provisions issued by both the Energy Secretariat and the ENRE until the effective date of the transfer will be regarded as the applicable regulatory framework; and that the pledge of the Class “A” shares, duly pledged as collateral to secure the performance of the obligations assumed by the Holder of the Concession and/or the majority shareholders under the Concession Agreement, is assigned on an undivided basis by the Federal Government to the CABA and the PBA.

The Company was notified of and assented to the arrangement made by the Federal Government and the new Grantors of the concession in relation to the Transfer and the Implementation Agreements, and undertook both to indemnify them against any claims and to obtain the agreement of the majority of its shareholders. The Agreement on the Implementation of the Transfer of Jurisdiction was ratified by the Provincial Executive Power and the City’s Legislative Power by means of Executive Order 1289/2019 (published in the Official Gazette of the Province of Buenos Aires on October 2, 2019) and Legislative Resolution No. 161/19 (published in the Official Gazette of the CABA on July 17, 2019), respectively.

2019 FINANCIAL STATEMENTS
NOTES

With the enactment of Law 27,541, the ENRE is granted jurisdiction over the public service of electricity distribution during the term the emergency law is in force.

Furthermore, within the framework of the change of jurisdiction and as a condition for the transfer, on May 10, 2019, the Company and the Energy Government Secretariat, on behalf of the Federal Government, entered into an Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 Transitional Tariff Period.

By virtue of this Agreement, the Company (i) waives any rights to which it may be entitled and abandons any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement (the "Adjustment Agreement”) entered into on February 13, 2006; (ii) binds itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period; (iii) undertakes to pay users certain penalty and compensation amounts relating to that period; and (iv) agrees to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service.

 In return, the Federal Government partially recognizes the claim duly made by the Company -referred to in caption (i) of the previous paragraph -, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury.

The implementation of this agreement implied, on a one-time-only basis, the partial recognition of the claim made by the Company for an amount of $ 6,906.4 million as compensation for the Federal Government’s failure to comply with obligations for 10 years during the Transitional Tariff Period, which stated in constant values amounts to $ 8,673.7 millon, as well as the adjustment of the liabilities recorded at the time of the agreement, replicating the conditions applied to all the sector’s distributors, generating a profit of $ 6,160 million, which stated in constant values amounts to $ 7,736.3 millon. Additionally, $ 306 million from the Federal Government and $ 273 million from the Province of Buenos Aires were recognized, which stated in constant values amounts to $ 362.0 millon and $ 322.8 million, respectively. These effects are disclosed in the “Agreement on the Regularization of Obligations” line item of the Statement of Comprehensive Income, which stated in constant values amount to $ 17,094.8 million, but do not imply any inflow of funds whatsoever for the Company; quite on the contrary, the Company must comply in the next 5 years with the investment plan stipulated in the above-mentioned agreement, which will be aimed at contributing to the improvement of the reliability and/or safety of the service as a whole, in addition to complying with the Investment Plan duly agreed upon in the tariff structure review (RTI) approved by Resolution 63/2017, which, together with the penalties payable to users, the settlement of liabilities for mutuums and works, and the payment of the generated income tax amount, implies an actual disbursement of funds for a total approximate amount of $ 7,600 million, in a 5-year term.

Additionally, it was agreed that the receivable amounts in favor of the Company for the consumption of shantytowns with community meters generated from July 2017 through December 31, 2018 -exclusively with respect to the percentage undertaken by the Federal Government-, relating to the Framework Agreement (Note 2.e.) for $ 470.8 million, and the receivable amount resulting from applying the cap to the bills of users benefited from the Social Tariff for $ 923 million (Note 2.b), would be offset against both part of the debt the Company held with CAMMESA for loans received for the carrying out of works, and the debts the Company held with CAMMESA for the investments made in the Costanera – Puerto Nuevo – Malaver 220kV Interconnection works, carried out through the Trust for the Management of Electric Power Transmission Works (FOTAE), and for the carrying out of the Tecnópolis Substation’s works.

In this regard, and based on the terms of the second clause of the aforementioned agreement, as of December 31, 2019 the Company recorded the update of the amounts related to “penalties to be used for investments” for a total of $ 1,468 million, totaling a liability pending application of $ 4,648 million, which was charged to finance interest cost.

2019 FINANCIAL STATEMENTS
NOTES

Moreover, the Company Extraordinary Shareholders’ Meeting dated June 10, 2019 not only ratified the actions taken by the Board of Directors in the negotiations and signing of the Agreement on the Implementation of the transfer of jurisdiction and the Agreement on the Regularization of obligations, but also approved the waiver of rights, actions and claims against the Federal Government originated in the Transitional Tariff Period, and the abandonment of the lawsuit filed in 2013 against the Federal Government.

d)    Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2019 and 2018, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17 has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded.

In this regard, the ENRE has implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the controlled six-month period.

The penalty system provides that penalties are updated in accordance with the variation of Distributor’s CPD or by the energy tariff average price, as the case may be. Subsequently, in different resolutions concerning penalties relating to the commercial service and the safety on streets and public spaces, the Regulatory Entity provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

Additionally, and subsequent to the Tariff Structure Review, the ENRE regulated and/or issued new penalty procedures, such as:

✓  ENRE Resolution No. 118/18: It regulated the Compensation for extraordinary service provision interruptions.

✓  ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, a procedure whereby real investments are assessed by comparison with the annual investment plan submitted by the Company, and the investment plan carried out for the 5-year rate period is assessed as against the five-year period plan proposed in the RTI.

✓  ENRE Resolution No. 198/18: New Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.

✓  ENRE Resolution No. 91/18: Through the filing of charges, the ENRE informs edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.

✓  ENRE Resolution No. 5/19: Through the filing of charges, the ENRE notifies edenor of the penalty system to be applied for failure to comply with customer service times in commercial offices (Intelligent Routing and Consumer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA))

2019 FINANCIAL STATEMENTS
NOTES

The effects of the resolutions detailed in this note were quantified by the Company and recognized as of December 31, 2019, without implying consent to the criteria applied.

Finally, and in accordance with the provisions of the electricity rate schedule maintenance agreement (Note 2.b), it is agreed that the Company will maintain the quality of the service and comply with the quality parameters set forth in the Concession Agreement, and that the payment of any penalty will be postponed until March 1, 2020 and paid in 6 installments at its original value plus any adjustments that may apply at the time of payment.

e)    Framework agreement

In 2019, the Company and the Federal Government entered into different extension addenda to the new Framework Agreement, extending the term thereof until May 31, 2019.

Additionally, the above-mentioned addenda provided for the following:

-       The Federal Government’s commitment to settle the amounts of its economic contribution for the supply of electricity to shantytowns, after deducting the energy associated with the Social Tariff;

-       That the Company may assign the receivable amounts recognized by this extension to Edesur. In this regard, the relevant agreement on the assignment of receivables was signed, whereby Edesur, in consideration for the assigned receivables, paid edenor the sole, full and final sum of $ 167.8 million.

Consequently, as of December 31, 2019 the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 for $ 470.8 million, which stated in constant values amounts to $ 591.3 million, and for the first five months of 2019 for $ 205.5 million, which stated in constant values amount to $ 220.2, both related to the Federal Government’s participation.

Furthermore, within the framework of the transfer of jurisdiction of the public service of electricity distribution that had been provided for by Law No. 27,467, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, pursuant to which it was provided that the Province of Buenos Aires would pay as from January 1, 2019 for the low-income areas and shantytowns’ consumption of electricity the same amount as that paid in 2018, and that any amount in excess of that would have to be borne by the Municipalities in whose territories the particular shantytowns were located. Such consumption had to be previously approved by the regulatory agencies or local authorities having jurisdiction in each area. In this regard, the Company has become aware that on November 27, 2019, the Municipality of General San Martín filed a petition for the granting of a provisional remedy with the Supreme Court claiming that the section of Law No. 15,078 that refers to this topic was unconstitutional. As of December 31, 2019, the Company did not recognize revenue for this concept.

Finally, in view of the recent measures adopted by national and provincial authorities as of the date of issuance of these financial statements, the Company does not know which guidelines will be followed concerning the consumption of electricity by low-income areas and shantytowns related to the periods that have not been recognized as well as future periods.

f)     Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

2019 FINANCIAL STATEMENTS
NOTES

In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

Note 3 |      Basis of preparation

The financial statements for the year ended December 31, 2019 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 5, 2020.

Comparative information

The balances as of December 31, 2018, disclosed in these financial statements for comparative purposes, arise as a result of the restatement of the financial statements as of those dates to reflect the effects of inflation as of December 31, 2019. This, as a consequence of the restatement of the financial information described hereunder.

Restatement of financial information

The financial statements as of December 31, 2019, including the prior year’s figures, have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 777/18 of the National Securities Commission. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting period.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a series of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

In 2018 the Argentine economy began to be considered hyperinflationary due to the quantitative factors described in the preceding paragraph, therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the IPC published by the INDEC from January 2017 (base month: December 2016) with the IPIM published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the IPIM-, the variation recorded in the IPC of the City of Buenos Aires.

2019 FINANCIAL STATEMENTS
NOTES

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2019, 2018 and 2017, the inflation rate amounted to 53.77%, 47.66% and 24.79%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the statement of financial position

(i)            Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting period.

(ii)           Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting period are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)          The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the statement of profit or loss and other comprehensive income

(i)            Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)           The net result from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year called RECPAM.

Restatement of the statement of changes in equity

(i)            The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they otherwise arose.

(ii)           The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)          After the restatement at the date of transition indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

2019 FINANCIAL STATEMENTS
NOTES

Restatement of the statement of cash flows

IAS 29 requires all the items of this statement to be restated in terms of the measuring unit current at the closing date of the reporting period.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the period.

Note 4 |      Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note 4.1 |   New accounting standards, amendments and interpretations issued by the IASB, effective as of December 31, 2019 and adopted by the Company

- IFRS 16 “Leases" (published in January 2016).

- IFRS 9 “Financial instruments” (amended in October 2017).

- IFRIC 23 “Uncertainty over Income Tax treatments” (issued in June 2017).

- IAS 28 “Investments in associates and joint ventures” (amended in October 2017).

- IAS 19 “Employee benefits” (amended in February 2018).

- Annual improvements to the IFRS – 2015-2017 Cycle (issued in December 2017)

Detailed below, Note 4.1.1., are the main issues related to the initial application of IFRS 16. The application of the other standards, amendments or interpretations generated no impact on the Company’s results of operations or its financial position, nor did it affect the accounting policies applicable as from January 1, 2019.

Note 4.1.1 |        Impacts of adoption

- IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The Company has elected to apply IFRS 16 retrospectively using the simplified approach, in relation to the lease contracts identified as such under IAS 17, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as from January 1, 2019, without restating the comparative information.

Until December 31, 2018, only contracts classified as financial leases under IAS 17 were capitalized by the Company, that is, contracts where the Company had substantially all of the risks and rewards of ownership of the leased asset. At the financial lease´s inception, the Company recorded an asset and a liability for the same value, corresponding to the leased property’s fair value, or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other liabilities. Each lease payment was allocated between the liability and the finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic interest rate on the remaining liability balance for each period. Property, plant and equipment acquired under financial leases were depreciated over the asset’s useful life or, if lower, over the lease term. Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Company were classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease period.

2019 FINANCIAL STATEMENTS
NOTES

The rest of the identified lease commitments correspond to non-significant contracts ending within 12 months of the date of initial application, which continue to be recognized by the Company on a straight-line basis.

As of the adoption date, the Company has maintained the recorded book value for right-of-use assets and lease liabilities which were classified as finance leases under IAS 17.

Accounting standards, amendments and interpretations effective as from January 1, 2020

- IFRS 3 “Business combinations”, amended in October 2018. It clarifies the definition of a business in order to facilitate its identification in the framework of a business combination as opposed to an acquisition of a group of assets. It is mandatorily effective for annual periods beginning on or after January 1, 2020.

- IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies” (amended in October 2018). The amendment clarifies the definition of “material” for ease of understanding. It is mandatorily effective for annual periods beginning on or after January 1, 2020.

- IFRS 17 “Insurance Contracts”, published in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15.

The Company is currently analyzing the impact of these new standards and amendments; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

Note 4.2 |      Property, plant and equipment

Additions have been valued at acquisition cost restated to reflect the effects of inflation, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

2019 FINANCIAL STATEMENTS
NOTES

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that require considerable time until they are in condition to be used. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments (Note 6.c).

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year (Note 6.c).

Note 4.3 |      Interests in joint ventures

The main conceptual definitions are as follow:

                      i.        A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                     ii.        A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

                    iii.        A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note 4.4 |      Revenue recognition

a.      Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

2019 FINANCIAL STATEMENTS
NOTES

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered. At the date of issuance of these financial statements, the Company is managing the extensions to the Framework Agreement with the National and Provincial States, as the case may be.  (Note 2.e).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable tariffs.

The Company recognizes other revenues from contracts with customers in relation to connection and reconnection services, rights of use on poles and transport of energy to other distribution companies on a monthly basis as services are rendered based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.     the entity transferred to the buyer the significant risks and rewards;

2.     the amount of revenue was measured reliably;

3.     it is probable that the economic benefits associated with the transaction will flow to the entity;

4.     the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.         Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

Note 4.5 |      Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

2019 FINANCIAL STATEMENTS
NOTES

Note 4.6 |      Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

b.      Other receivables

The financial assets included in other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of other receivables are initially recognized at the amount paid.

Note 4.7 |      Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

Note 4.8 |      Financial assets

Note 4.8.1 |      Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                   i.        the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

2019 FINANCIAL STATEMENTS
NOTES

                  ii.        the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.    Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note 4.8.2 |      Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note 4.8.3 |      Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

2019 FINANCIAL STATEMENTS
NOTES

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Income.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note 4.8.4 |      Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2019 and 2018, the economic impact of these transactions is recorded in the Other finance costs account of the Statement of Comprehensive Income.

As of December 31, 2019, the economic impact of the transactions carried out in that fiscal year resulted in a loss of $ 202.1 million, which is recorded in the Other finance costs account of the Statement of Comprehensive Income.

In fiscal year 2018, the Company did not enter into futures contracts to buy US dollars.

Note 4.10 |   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

                   i.        Cash and banks in local currency: at nominal value.

                  ii.        Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

                 iii.        Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note 4.11 |   Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

2019 FINANCIAL STATEMENTS
NOTES

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. If applicable, Retained earnings are comprised of amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.  The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note 4.12 |   Trade and other payables

a.     Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.    Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                 i.        When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;

                ii.        When service has been suspended more than once in one-year period;

               iii.        When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

               iv.        When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

2019 FINANCIAL STATEMENTS
NOTES

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.    Other payables

The financial liabilities recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA, the Payment agreement with the ENRE, and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.d), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.d.

Note 4.13 |   Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note 4.14 |   Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•         customer connection to the network: revenue is accrued until such connection is completed;

•         continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Note 4.15 |   Employee benefits

•         Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

2019 FINANCIAL STATEMENTS
NOTES

The group’s accounting policy for benefit plans is as follow:

a.     Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.    Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

•         The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

Note 4.16 |   Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the current 30% rate on the estimated taxable profit.

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Moreover, Law No. 27,430 provides for the application of the tax inflation adjustment set forth in Title VI of the Income Tax Law for the first, second and third fiscal year as from its effective date (in 2018), if the IPC cumulative variation, calculated from the beginning to the end of each year, exceeds fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the IPC cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2019, the IPC cumulative variation for the 12 months of the year amounted to 53.77%, which exceeds the 30% threshold fixed for the second transition year of the tax inflation adjustment, and, therefore, the Company has applied the tax inflation adjustment in the calculation of the current and deferred income tax provision.

2019 FINANCIAL STATEMENTS
NOTES

Note 4.17 |   Leases

Up until the previous year, the leases of property, plant and equipment were classified as operating or finance leases in accordance with IAS 17. Payments made on account of operating leases (net of any incentive received from the lessor) were charged to profit or loss on a straight-line basis over the lease term.

As from the application of IFRS 16, a right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note 4.18 |   Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note 4.19 |   Balances with related parties

Receivables and payables with related parties are initially recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 5 |      Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

2019 FINANCIAL STATEMENTS
NOTES

a.         Market risks

                    i.          Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2019 and 2018 are $ 59.89 and $ 37.70 per USD, respectively.

As of December 31, 2019 and 2018, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.19	Total 12.31.18

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	-	59.890	-	1,177,257
TOTAL NON-CURRENT ASSETS				-	1,177,257
CURRENT ASSETS
Other receivables	USD	1,000	59.890	59,890	230,021
Financial assets at fair value through profit or loss	USD	46,583	59.890	2,789,856	5,052,556
Cash and cash equivalents	USD	2,010	59.890	120,379	14,416
	EUR	11	67.227	739	-
TOTAL CURRENT ASSETS				2,970,864	5,296,993
TOTAL ASSETS				2,970,864	6,474,250

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	136,875	59.890	8,197,429	11,059,857
TOTAL NON-CURRENT LIABILITIES				8,197,429	11,059,857
CURRENT LIABILITIES
Trade payables	USD	9,054	59.890	542,207	1,015,588
	EUR	424	67.227	28,504	6,172
	CHF	248	61.925	15,357	-
	NOK	68	6.849	466	455
Borrowings	USD	27,705	59.890	1,659,236	1,656,799
Other payables	USD	9,086	59.890	544,161	-
TOTAL CURRENT LIABILITIES				2,789,931	2,679,014
TOTAL LIABILITIES				10,987,360	13,738,871

(1)      The exchange rates used are the BNA exchange rates in effect as of December 31, 2019 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

2019 FINANCIAL STATEMENTS
NOTES

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.19	12.31.18
Net position
US dollar	(7,972,908)	(7,257,994)
Euro	(27,765)	(6,172)
Norwegian krone	(466)	(455)
Swiss franc	(15,357)	-
Total	(8,016,496)	(7,264,621)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.19	12.31.18
Net position
US dollar	(797,291)	(725,799)
Euro	(2,777)	(617)
Norwegian krone	(47)	(46)
Swiss franc	(1,536)	-
Decrease in the results of operations for the year	(801,651)	(726,462)

                     ii.        Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

                    iii.        Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2019 and 2018 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be increased semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

2019 FINANCIAL STATEMENTS
NOTES

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.19	12.31.18
Fixed rate:
US dollar	8,340,891	9,779,750
Subtotal loans at fixed rates	8,340,891	9,779,750
Floating rate:
US dollar	1,515,774	2,936,906
Subtotal loans at floating rates	1,515,774	2,936,906
Total loans	9,856,665	12,716,656

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.19	12.31.18
Floating rate:
US dollar	(3,202)	(6,521)
Decrease in the results of operations for the year	(3,202)	(6,521)

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit for the year:

	12.31.19	12.31.18
Floating rate:
US dollar	3,202	6,521
Increase in the results of operations for the year	3,202	6,521

b.    Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if no independent credit risk ratings are available, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies, or implements debt refinancing plans, with the aim of reducing them.

2019 FINANCIAL STATEMENTS
NOTES

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2019 and 2018, delinquent trade receivables totaled approximately $ 3,461.4 million and $ 3,031.0 million, respectively.  As of December 31, 2019 and 2018, the financial statements included allowances for $ 1.546,3 million and $ 1,385.9 million, respectively.

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customers that remain unpaid 7 working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.     Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2019 and 2018, the Company’s current financial assets at fair value amount to $ 3,039.5 million and $ 5,199.8 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
As of December 31, 2019
Trade and other payables	767,683	15,974,799	5,967,447	208,378	5,002,288	213,096	28,133,691
Borrowings	-	-	1,659,236	-	8,197,429	-	9,856,665
Total	767,683	15,974,799	7,626,683	208,378	13,199,717	213,096	37,990,356

As of December 31, 2018
Trade and other payables	19,078,817	13,966,826	4,245,273	126,846	153,698	-	37,571,460
Borrowings	-	-	1,052,508	1,052,508	11,804,260	-	13,909,276
Total	19,078,817	13,966,826	5,297,781	1,179,354	11,957,958	-	51,480,736

2019 FINANCIAL STATEMENTS
NOTES

Note 5.2 |      Concentration risk factors

a.     Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2019 and 2018. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 9.0 million and $ 16.0 million as of December 31, 2019 and 2018, respectively, as disclosed in Note 2.e), is subject to both such agreement’s being in force and the compliance with its terms.

b.    Related to employees who are union members

As of December 31, 2019, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 The collective bargaining agreements entered into in 2018 were in effect until October 2019. Subsequently, a new agreement effective from November 2019 to January 2020 was signed. At the date of issuance of these financial statements, there is no certainty concerning future collective bargaining agreements.

Note 5.3 |      Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the Statement of Financial Position plus net debt.

As of December 31, 2019 and 2018, gearing ratios were as follow:

	12.31.19	12.31.18
Total liabilities	60,321,760	70,767,270
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(3,199,473)	(5,242,262)
Net debt	57,122,287	65,525,008
Total Equity	59,150,849	47,620,990
Total capital attributable to owners	116,273,136	113,145,998
Gearing ratio	49.13%	57.91%

Note 5.4 |      Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

2019 FINANCIAL STATEMENTS
NOTES

Note 5.5 |      Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2019
Assets
Financial assets at fair value through profit or loss:
Money market funds	2,789,831	-	-	2,789,831
Cash and cash equivalents:
Money market funds	249,700	-	-	249,700
Total assets	3,039,531	-	-	3,039,531

Liabilities
Derivative financial instruments	-	205,246	-	205,246
Total liabilities	-	205,246	-	205,246

At December 31, 2018
Assets
Financial assets at fair value through profit or loss:
Government bonds	5,052,573	-	-	5,052,573
Money market funds	147,236	-	-	147,236
Total assets	5,199,809	-	-	5,199,809

Liabilities
Derivative financial instruments	-	1,591	-	1,591
Total liabilities	-	1,591	-	1,591

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all the significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Transactions with securities” report issued by Banco Mariva.

When one or more relevant variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

2019 FINANCIAL STATEMENTS
NOTES

Note 6 |      Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.      Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customers that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 retrospectively with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

b.      Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.      Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

As from the enactment by the PEN of the new measures, mentioned in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

2019 FINANCIAL STATEMENTS
NOTES

Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases and/or recognition of cost adjustments; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs appropriate to the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as, growth rates, inflation rates and foreign currency exchange rates, among others.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets on balances as of December 31, 2019 is based on the contractual rights held by the Company deriving from the concession agreement. Furthermore, the new announcements made by government officials and the adopted measures described in Notes 1 and 2 to these financial statements have been taken into account.

The Company has made its projections under the assumption that it will obtain better electricity rates in the next few years. However, given the complexity of the country’s macroeconomic scenario, the Company’s Management is not in a position to ensure that the future performance of the assumptions used in making its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a) Pessimistic scenario: the Company forecasts that 80% of the CPD increases fixed by the RTI will be transferred to tariffs as from January 2022. Furthermore, as from the aforementioned date, 80% of the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, 80% of the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 20%.

b) Intermediate scenario: the Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2021. Furthermore, as from the aforementioned date, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 18 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 60%.

c) Optimistic scenario: the Company forecasts that the CPD increases fixed by the RTI will be transferred to tariffs as from January 2020. As from January 2021, the outstanding balances, net of the debt with CAMMESA generated in 2020 plus interest, would begin to be recovered in 12 monthly installments. From February 2021, the CPD adjustments related to each period would be transferred to tariffs. A declining inflation rate is used for the projected years. Probability of occurrence assigned 20%.

The Company has assigned to these three scenarios the previously described probability of occurrence percentages based mainly on experience and giving consideration to the current economic and financial situation.

The discount rate (WACC) in pesos used in all the scenarios varies for each year of the projection. For the first 5 years, the average of these rates is 41%. Conclusions are disclosed in Note 4.2 of these financial statements.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs appropriate to the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to distorting conclusions.

2019 FINANCIAL STATEMENTS
NOTES

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.      Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.       ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.d).

g.      Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

2019 FINANCIAL STATEMENTS
NOTES

Note 7 |      Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.19	12.31.18
SACME	50.00%	11,152	13,599

Note 8 |      Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its in-house and external legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2019 total $ 2,276.4 million, for which a provision has been recorded.

We detail below the nature of the significant judicial proceedings in relation to which, as of December 31, 2019, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable:

Note 8.1 |      Civil and commercial proceedings – Consumer claims

-    By means of the action filed by Consumidores Financieros Asociación Civil para su Defensa, the following is claimed from the Company:

➢  Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

➢  Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

➢  Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

By means of the action filed by Asociación de Defensa de derechos de clientes y consumidores (ADDUC) it is requested that the Company be ordered by the Court to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

2019 FINANCIAL STATEMENTS
NOTES

On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the records “Consumidores Financieros Asociación Civil vs Edesur S.A. and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the records be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur S.A. and other defendants, for breach of contract”. Apart from the fact that the records have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial. Prior to requesting that evidence be produced, it was ordered that the records be sent to the Tax Representative, in order for the latter to pronounce on the motion to dismiss for lack of standing to sue filed by edenor. Once the records were sent back to the court hearing the case, the aforementioned motion was rejected. The Company appealed against the rejection of the motion in a timely manner.

At the date of issuance of these financial statements, there have been no breaches of the aforementioned ratios.

Note 8.2 |   Civil and Commercial Proceedings for the Determination of a Claim – Judicial Annulment ENRE Resolution 32/11

-    The Company seeks to obtain the judicial annulment of the ENRE’s Resolution that provided the following:

➢  That the Company be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

➢  That the Company be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

➢  That the Company be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

2019 FINANCIAL STATEMENTS
NOTES

On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN requesting that the appeal dismissed concerning the provisional relief sought and not granted be sustained. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by edenor. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard. However, the course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE. In view of the time elapsed since the Company and the ENRE agreed to suspend the procedural time-limits, the court has requested that the parties express their stance on the issue. Based on the terms of the Agreement on the Regularization of Obligations entered into on May 5, 2019 by and between the Company and the Federal Government, this action should be abandoned, with each party bearing its own court costs, as agreed in such Agreement.

At the closing date of the year ended December 31, 2019, the Company made a provision for principal and interest accrued for an amount of $ 88.1 million within the Non-current other liabilities account. Based on that which has been mentioned above, and once the regulatory authority has given its consent, such provision should no longer be recorded.

Note 8.3 |   Civil and Commercial Proceedings for the Determination of a Claim – Regulatory Liability Claim against the Federal Government

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22, whose purpose is to sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, edenor reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested that it be allowed to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested that the procedural time-limits be suspended under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15.

2019 FINANCIAL STATEMENTS
NOTES

On September 16, 2019, -in the framework of the judicial record of the motion to litigate in forma pauperis-, the Company filed a brief regarding the abandonment of the action and waiver of right, requesting at the same time that each party be held liable for its own court costs. The representatives of the Federal Government gave their consent to the terms of the brief. Taking account of the brief, on September 24, the Court terminated the proceedings

Furthermore, in the main proceedings, edenor, with the Federal Government’s consent, filed a brief, also on September 16, regarding the abandonment of the action and waiver of right, declaring that the concepts dealt with in the proceedings amount to $ 6,900 million. Therefore, payment of court fees, which amount to $ 207 million was incorporated therein. The records were sent to the Tax Authorities for their approval, having attached the breakdown of the amounts comprising the reconciled principal be submitted.

2019 FINANCIAL STATEMENTS
NOTES

Note 9 |      Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.18
Cost	2,228,765	21,173,166	58,526,862	24,217,962	4,085,114	20,620,507	300,321	131,152,697
Accumulated depreciation	(374,890)	(6,111,090)	(18,717,354)	(7,936,426)	(1,945,373)	-	-	(35,085,133)
Net amount	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

Additions	36,602	7,125	158,056	288,631	1,035,592	8,295,716	97,472	9,919,194
Disposals	(51)	(79)	(7,400)	(52,976)	(3,086)	-	-	(63,592)
Transfers	126,361	856,130	4,308,337	2,297,002	(1,120,774)	(6,312,332)	(154,724)	-
Depreciation for the year	(82,502)	(751,050)	(2,165,465)	(1,041,807)	(583,944)	-	-	(4,624,768)
Net amount 12.31.19	1,934,285	15,174,202	42,103,036	17,772,386	1,467,529	22,603,891	243,069	101,298,398

At 12.31.19
Cost	2,391,728	22,036,421	62,735,909	26,729,242	3,999,933	22,603,891	243,069	140,740,193
Accumulated depreciation	(457,443)	(6,862,219)	(20,632,873)	(8,956,856)	(2,532,404)	-	-	(39,441,795)
Net amount	1,934,285	15,174,202	42,103,036	17,772,386	1,467,529	22,603,891	243,069	101,298,398

•       During the year ended December 31, 2019, the Company capitalized as direct own costs $ 1,126.5 million.

2019 FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.17
Cost	2,116,247	20,714,928	56,017,555	23,137,842	3,854,001	13,404,398	139,488	119,384,459
Accumulated depreciation	(315,931)	(5,492,137)	(17,298,877)	(7,133,076)	(1,403,076)	-	-	(31,643,097)
Net amount	1,800,316	15,222,791	38,718,678	16,004,766	2,450,925	13,404,398	139,488	87,741,362

Additions	28,827	175,050	585,141	79,220	793,829	11,285,728	199,487	13,147,282
Disposals	(56)	(3,400)	(145,751)	(55,158)	(677,899)	-	-	(882,264)
Transfers	137,239	288,352	2,452,719	1,092,364	137,599	(4,069,619)	(38,654)	-
Depreciation for the year	(112,451)	(620,717)	(1,801,279)	(839,656)	(564,713)	-	-	(3,938,816)
Net amount 12.31.18	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

At 12.31.18
Cost	2,228,765	21,173,166	58,526,862	24,217,962	4,085,114	20,620,507	300,321	131,152,697
Accumulated depreciation	(374,890)	(6,111,090)	(18,717,354)	(7,936,426)	(1,945,373)	-	-	(35,085,133)
Net amount	1,853,875	15,062,076	39,809,508	16,281,536	2,139,741	20,620,507	300,321	96,067,564

(1)   As of December 31, 2018, includes derecognition of real estate asset for $ 675.5 million.

•       During the year ended December 31, 2018, the Company capitalized as direct own costs $ 1,570.5 million.

2019 FINANCIAL STATEMENTS
NOTES

Note 10 |    Financial instruments

Note 10.1 |       Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2019
Assets
Trade receivables	12,460,070	-	-	12,460,070
Other receivables	315,492	-	224	315,716
Cash and cash equivalents
Cash and Banks	159,942	-	-	159,942
Money market funds	-	249,700	-	249,700
Financial assets at fair value through profit or loss:
Money market funds	-	2,789,831	-	2,789,831
Total	12,935,504	3,039,531	224	15,975,259

As of December 31, 2018
Assets
Trade receivables	11,667,923	-	-	11,667,923
Other receivables	1,464,977	-	136,011	1,600,988
Cash and cash equivalents		-	-
Cash and Banks	42,453	-	-	42,453
Financial assets at fair value through profit or loss:
Government bonds	-	5,052,573	-	5,052,573
Money market funds	-	147,236	-	147,236
Financial assets at fair value
Time deposits	1,858,726	-	-	1,858,726
Total	15,034,079	5,199,809	136,011	20,369,899

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2019
Liabilities
Trade payables	13,070,359	-	-	13,070,359
Other payables	7,616,248	-	-	7,616,248
Borrowings	9,856,665	-	-	9,856,665
Total	30,543,272	-	-	30,543,272

As of December 31, 2018
Liabilities
Trade payables	22,904,340	-	-	22,904,340
Other payables	488,126	-	14,191,041	14,679,167
Borrowings	12,716,656	-	-	12,716,656
Total	36,109,122	-	14,191,041	50,300,163

Financial instruments categories have been determined based on IFRS 9.

2019 FINANCIAL STATEMENTS
NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2019
Interest income	1,208,970	-	1,208,970
Exchange differences	608,847	1,069,587	1,678,434
Changes in fair value of financial assets	-	281,039	281,039
Corporate Notes	456,884	-	456,884
Total	2,274,701	1,350,626	3,625,327

As of December 31, 2018
Interest income	1,033,000	-	1,033,000
Exchange differences	3,637,573	-	3,637,573
Bank fees and expenses	(13,084)	-	(13,084)
Changes in fair value of financial assets	-	1,147,943	1,147,943
Adjustment to present value	(503)	-	(503)
Total	4,656,986	1,147,943	5,804,929

As of December 31, 2017
Interest income	697,814	-	697,814
Exchange differences	352,287	-	352,287
Bank fees and expenses	(4,433)	-	(4,433)
Changes in fair value of financial assets	-	730,248	730,248
Adjustment to present value	(663)	-	(663)
Total	1,045,005	730,248	1,775,253

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2019
Interest expense	(6,739,597)	-	(6,739,597)
Exchange differences	(5,846,670)	-	(5,846,670)
Other financial results	(16,299)	-	(16,299)
Total	(12,602,566)	-	(12,602,566)

As of December 31, 2018
Interest expense	(7,639,617)	-	(7,639,617)
Other financial results	(132,393)	-	(132,393)
Exchange differences	(8,451,756)	-	(8,451,756)
Total	(16,223,766)	-	(16,223,766)

As of December 31, 2017
Interest expense	(3,947,849)	-	(3,947,849)
Other financial results	(121,289)	-	(121,289)
Exchange differences	(1,219,638)	-	(1,219,638)
Total	(5,288,776)	-	(5,288,776)

Note 10.2 |       Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.19	12.31.18
Customers with no external credit rating:
Group 1 (i)	10,560,628	9,900,482
Group 2 (ii)	529,945	738,460
Group 3 (iii)	1,369,497	1,028,981
Total trade receivables	12,460,070	11,667,923

                   (i)          Relates to customers with debt to become due.

                  (ii)          Relates to customers with past due debt from 0 to 3 months.

                 (iii)          Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

2019 FINANCIAL STATEMENTS
NOTES

Note 11 |    Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

12.31.19
Total right-of-use asset by leases	260,937

The development of right-of-use assets is as follows:

12.31.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	421,991
Additions	3,062
Depreciation for the year	(164,116)
Balance at end of the year	260,937

Note 12 |      Other receivables

	Note	12.31.19	12.31.18
Non-current:
Financial credit		22,133	46,873
Related parties	36.d	3,895	7,168
RDSA credit		2,125,890	1,177,256
Allowance for the impairment of other receivables (1)		(2,125,890)	-
Total Non-current		26,028	1,231,297

Current:
Prepaid expenses		15,204	8,168
Credit for Real estate asset	39	59,890	-
Advances to suppliers		247	125,230
Security deposits		24,937	25,672
Financial credit		44,762	89,841
Receivables from electric activities		100,368	151,294
Related parties	36.d	25,766	41,436
Judicial deposits		68,616	46,872
Other		15,246	38
Allowance for the impairment of other receivables		(65,348)	(118,860)
Total Current		289,688	369,691

(1)     The impairment charge was charged to finance costs, net of the receivable revaluation.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.19	12.31.18
Balance at beginning of year	118,860	61,309
Increase	2,156,440	83,536
Result from exposure to inlfation	(42,727)	(25,985)
Recovery	(41,335)	-
Balance at end of the year	2,191,238	118,860

(1)   The impairment charge was charged to finance costs, net of the receivable revaluation.

2019 FINANCIAL STATEMENTS
NOTES

The aging analysis of these other receivables is as follows:

	12.31.19	12.31.18
Without expiry date	118,553	74,360
Past due	50,513	53,595
Up to 3 months	91,963	198,155
From 3 to 6 months	14,437	31,392
From 6 to 9 months	11,493	7,506
From 9 to 12 months	2,729	4,683
More than 12 months	26,028	1,231,297
Total other receivables	315,716	1,600,988

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note 13 |    Trade receivables

	12.31.19	12.31.18
Current:
Sales of electricity – Billed	7,714,038	7,108,327
Sales of electricity – Unbilled	5,792,028	5,744,779
PBA & CABA government credit	251,361	-
Framework Agreement	9,003	15,957
Fee payable for the expansion of the transportation and others	25,046	35,321
Receivables in litigation	214,884	149,400
Allowance for the impairment of trade receivables	(1,546,290)	(1,385,861)
Total Current	12,460,070	11,667,923

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.19	12.31.18
Balance at beginning of the year	1,385,861	1,041,836
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	126,155
Balance at beginning of the year	1,385,861	1,167,991
Increase	1,365,186	1,419,571
Decrease	(771,139)	(598,437)
Result from exposure to inlfation	(433,618)	(603,264)
Balance at end of the year	1,546,290	1,385,861

The aging analysis of these trade receivables is as follows:

	12.31.19	12.31.18
Not due	9,003	15,957
Past due	1,899,443	1,767,442
Up to 3 months	10,551,624	9,884,524
Total trade receivables	12,460,070	11,667,923

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

2019 FINANCIAL STATEMENTS
NOTES

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.19
Contingencies	1,623,605
Variation	77,315

-       5% decrease in the uncollectibility rate estimate

12.31.19
Contingencies	1,468,975
Variation	(77,315)

Note 14 |    Financial assets at fair value through profit or loss

	12.31.19	12.31.18

Current
Money market funds	2,789,831	147,236
Government bonds	-	5,052,573
Total current	2,789,831	5,199,809

Note 15 |    Financial assets at amortized cost

	12.31.19	12.31.18
Non-current
Current
Government bonds	-	-
Time deposits	-	1,858,726
Total Current	-	1,858,726

Note 16 |    Inventories

	12.31.19	12.31.18
Current
Supplies and spare-parts	1,854,336	1,925,654
Advance to suppliers	72,527	11,544
Total inventories	1,926,863	1,937,198

Note 17 |    Cash and cash equivalents

	12.31.19	12.31.18
Cash and banks	159,942	42,453
Money market funds	249,700	-
Total cash and cash equivalents	409,642	42,453

2019 FINANCIAL STATEMENTS
NOTES

Note 18 |    Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2016	27,982,570	282,328	28,264,898
Payment of Other reserve constitution - Share-bases compensation plan	-	71,222	71,222
Balance at December 31, 2017	27,982,570	353,550	28,336,120
Payment of Other reserve constitution - Share-bases compensation plan	(146)	16,441	16,295

Balance at December 31, 2018 and December 31, 2019	27,982,424	369,991	28,352,415

As of December 31, 2019, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs, each representing 20 common shares of the Company, began to be traded on the NYSE as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Note 19 |    Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program. As of December 31, 2019, the Company complies with the debt ratio established in such program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note 20 |    Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

The fair value of the previously referred to shares at the award date, amounted to $ 75.9 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

2019 FINANCIAL STATEMENTS
NOTES

Note 21 |    Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of April 8, 2019, approved the acquisition of the Company’s own shares in conformity with section 64 of Law 26,831 and the CNV’s regulations, under the following main terms and conditions:

•         Maximum amount to be invested: up to $ 800 million;

•         The treasury stock may not exceed, as a whole, the limit of 10% of share capital.

•         Price to be paid for the shares: up to a maximum of USD 23 per ADR in the New York Stock Exchange, or the amount in pesos equivalent to USD 1.15 per share in Bolsas y Mercados Argentinos S.A., using as reference the closing exchange rate of the day prior to the transaction;

•         The acquisitions will be made with realized and liquid profits;

•         The shares may be acquired for a term of 120 calendar days to commence on April 9, 2019.

The Company’s Board of Directors, at its meeting of June 12, 2019, resolved to bring the duly established term for the acquisition of the Company’s own shares to an early end.

As of December 31, 2019, the Company’s treasury stock amounts to 31,380,871 Class B shares, 8,269,740 of which were acquired in the fiscal year being reported, for a total of $ 599.2 million restated in constant currency.

Note 22 |    Trade payables

	Note	12.31.19	12.31.18
Non-current
Customer guarantees		213,097	216,768
Customer contributions		156,455	172,720
Funding contributions - substations	2.c	-	50,628
Total Non-current		369,552	440,116

Current
Payables for purchase of electricity - CAMMESA		4,367,129	8,727,732
Provision for unbilled electricity purchases - CAMMESA	2.c	4,938,327	9,584,381
Suppliers		3,042,079	3,730,485
Advance to customer		285,042	302,135
Customer contributions		30,858	23,508
Discounts to customers		37,372	57,467
Funding contributions - substations	2.c	-	26,471
Related parties	36.d	-	12,045
Total Current		12,700,807	22,464,224

The fair values of non-current customer contributions as of December 31, 2019 and 2018 amount to $ 45.1 million and $ 165.6 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the other financial liabilities included in the Company’s trade payables approximates their fair value.

2019 FINANCIAL STATEMENTS
NOTES

Note 23 |    Other payables

	Note	12.31.19	12.31.18
Non-current
ENRE penalties and discounts	2.c	3,932,272	7,838,276
Loans (mutuum) with CAMMESA	2.c	-	3,509,303
Liability with FOTAE	2.c	-	318,874
Payment agreements with ENRE		-	57,195
Financial Lease Liability (1)		87,360	-
Total Non-current		4,019,632	11,723,648

Current
ENRE penalties and discounts		3,386,681	2,822,587
Related parties	36.d	12,566	11,642
Advances for works to be performed		6,135	20,875
Payment agreements with ENRE		48,236	100,415
Financial Lease Liability (1)		134,177	-
Other		8,821	-
Total Current		3,596,616	2,955,519

The carrying amount of the Company’s other financial payables approximates their fair value.

(1)   The development of the financial lease liability is as follows:

12.31.19
Balance at beginning of year	-
Incorporation by adoption of IFRS 16	421,991
Increase	3,062
Payments	(212,403)
Exchange difference and gain on net monetary position	8,887
Balance at end of the year	221,537

As of December 31, 2019, the detail of the future minimum lease payments is as follows:

12.31.19
2020	198,910
2021	137,816
2022	3,427
Total future minimum lease payments	340,153

The Company has signed contracts with certain cable television companies, granting them the right to use the network posts. As of December 31, 2019 and 2018, future minimum collections with respect to operating assignments of use are as follow:

	12.31.19	12.31.18
2019	-	266,974
2020	325,280	-
Total future minimum lease collections	325,280	266,974

Note 24 |    Deferred revenue

	12.31.19	12.31.18
Non-current
Nonrefundable customer contributions	270,091	423,539
Total Non-current	270,091	423,539

	12.31.19	12.31.18
Current
Nonrefundable customer contributions	5,346	8,221
Total Current	5,346	8,221

2019 FINANCIAL STATEMENTS
NOTES

Note 25 |    Borrowings

	12.31.19	12.31.18
Non-current
Corporate notes (1)	8,197,429	9,610,574
Borrowing	-	1,449,283
Total non-current	8,197,429	11,059,857

Current
Interest from corporate notes	143,462	169,175
Borrowing	1,515,774	1,487,624
Total current	1,659,236	1,656,799

(1)   Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of December 31, 2019 and 2018 amount approximately to $ 7,947.3 million and $ 9,936.5 million, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1 category.

The Company’s borrowings are denominated in the following currencies:

	12.31.19	12.31.18
US dollars	9,856,665	12,716,656
	9,856,665	12,716,656

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.19	12.31.18
Fixed rate
Less than 1 year	143,462	169,175
From 2 to 5 years	8,197,429	9,610,574
	8,340,891	9,779,749
Floating rate
Less than 1 year	1,515,774	1,487,624
From 1 to 2 years	-	1,449,283
From 2 to 5 years	-	-
	1,515,774	2,936,907
	9,856,665	12,716,656

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.19	12.31.18
Balance at beginning of the year	12,716,656	9,678,949
Proceeds from borrowings	-	-
Payment of borrowings' interests	(1,134,828)	(1,003,605)
Paid from repurchase of Corporate Notes	(1,531,033)	(577,437)
Payment of borrowings	(1,593,024)	-
Gain from repurchase of Corporate Notes	(456,884)	(6,980)
Exchange diference and interest accrued	6,687,379	9,432,905
Result from exposure to inlfation	(4,831,601)	(4,807,176)

Balance at the end of year	9,856,665	12,716,656

2019 FINANCIAL STATEMENTS
NOTES

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.18	Debt repurchase	Debt structure at 12.31.19	At 12.31.19
Fixed Rate Par Note	9	9.75	2022	161.65	(29.08)	132.57	8,197.43
Total				161.65	(29.08)	132.57	8,197.43

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	9,610.57
Total				171.87	(10.22)	161.65	9,610.57

The main covenants are the following:

                 i.   Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of edenor’s common shares or payments on subordinated debt).

                ii.   Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or the Company’s Debt Ratio is equal to or lower than 3.

- If the Company subsequently losses its Investment Grade rating or its Debt Ratio is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

In fiscal year 2019, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 29.1 million nominal value.

2019 FINANCIAL STATEMENTS
NOTES

Note 26 |    Salaries and social security taxes payable

a.     Salaries and social security taxes payable

	12.31.19	12.31.18
Non-current
Early retirements payable	39,495	22,887
Seniority-based bonus	201,075	227,353
Total non-current	240,570	250,240

Current
Salaries payable and provisions	2,104,368	2,428,861
Social security payable	274,583	232,403
Early retirements payable	28,101	15,759
Total current	2,407,052	2,677,023

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	2019	2018	2017
Salaries	6,299,020	6,668,287	7,530,793
Social security taxes	2,449,619	2,593,223	2,928,640
Total salaries and social security taxes	8,748,639	9,261,510	10,459,433

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2019 and 2018, amount to $ 28.1 million and $ 15.8 million (current) and $ 39.5 million and $ 22.9 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2019 and 2018, the related liabilities amount to $ 201.1 million and $ 227.4 million, respectively.

As of December 31, 2019 and 2018, the number of employees amounts to 4,777 and 4,922, respectively.

2019 FINANCIAL STATEMENTS
NOTES

Note 27 |   Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.19	12.31.18
Non-current	523,918	592,165
Current	51,119	49,770
Total Benefit plans	575,037	641,935

The detail of the benefit plan obligations as of December 31, 2019 and 2018 is as follows:

	12.31.19	12.31.18
Benefit payment obligations at beginning of year	641,935	805,970
Current service cost	110,250	50,596
Interest cost	151,819	121,946
Actuarial losses	7,328	8,670
Result from exposure to inflation for the year	(291,613)	(260,131)
Benefits paid to participating employees	(44,682)	(85,116)
Benefit payment obligations at end of year	575,037	641,935

As of December 31, 2019 and 2018, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.19	12.31.18	12.31.17
Cost	110,250	50,596	65,352
Interest	151,819	121,946	195,217
Actuarial results - Other comprehensive loss	7,328	8,670	(34,166)
	269,397	181,212	226,403

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.19	12.31.18	12.31.17
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	31%	31%	18%

2019 FINANCIAL STATEMENTS
NOTES

Sensitivity analysis:

12.31.19
Discount Rate: 4%
Obligation	631,436
Variation	56,399
10%

Discount Rate: 6%
Obligation	527,057
Variation	(47,980)
(8%)

Salary Increase : 0%
Obligation	526,485
Variation	(48,552)
(8%)

Salary Increase: 2%
Obligation	631,321
Variation	56,284
10%

The expected payments of benefits are as follow:

	In 2020	In 2021	In 2022	In 2023	In 2024	Between 2025 to 2029
At December 31, 2019
Benefit payment obligations	51,119	9,117	9,499	10,507	3,011	12,763

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2019.

These benefits do not apply to key management personnel.

2019 FINANCIAL STATEMENTS
NOTES

Note 28 |     Income tax / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.18	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.19
Deferred tax assets
Trade receivables and other receivables	684,433	(239,331)	108,892	-	553,994
Trade payables and other payables	3,005,838	(1,051,076)	(1,353,250)	-	601,512
Salaries and social security taxes payable	76,023	(26,584)	64,099	-	113,538
Benefit plans	162,972	(56,988)	-	2,198	108,182
Tax liabilities	24,035	(8,404)	1,990	-	17,621
Provisions	531,827	(185,968)	326,742	-	672,601
Deferred tax asset	4,485,128	(1,568,351)	(851,527)	2,198	2,067,448

Deferred tax liabilities:
Property, plant and equipment	(16,527,448)	5,779,286	(8,895,157)	-	(19,643,319)
Financial assets at fair value through profit or loss	(326,726)	114,249	4,305	-	(208,172)
Borrowings	(6,836)	2,390	989	-	(3,457)
Tax inflation adjustment	-	-	(2,267,465)	-	(2,267,465)
Deferred tax liability	(16,861,010)	5,895,925	(11,157,328)	-	(22,122,413)

Net deferred tax liabilities	(12,375,882)	4,327,574	(12,008,855)	2,198	(20,054,965)

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.18
Deferred tax assets
Tax loss carryforward	82,716	(82,716)	-	-	-
Inventories	20,689	(13,938)	(6,751)	-	-
Trade receivables and other receivables	739,735	(570,525)	515,223	-	684,433
Trade payables and other payables	653,015	1,165,031	1,187,792	-	3,005,838
Salaries and social security taxes payable	(147,331)	200,559	22,795	-	76,023
Benefit plans	336,931	(198,056)	21,497	2,600	162,972
Tax liabilities	85,953	(66,952)	5,034	-	24,035
Provisions	(840,005)	1,161,083	210,749	-	531,827
Deferred tax asset	931,703	1,594,486	1,956,339	2,600	4,485,128

Deferred tax liabilities:
Property, plant and equipment	(11,481,171)	1,388,776	(6,435,053)	-	(16,527,448)
Financial assets at fair value through profit or loss	(593,775)	576,433	(309,384)	-	(326,726)
Borrowings	(66,819)	58,411	1,572	-	(6,836)
Deferred tax liability	(12,141,765)	2,023,620	(6,742,865)	-	(16,861,010)

Net deferred tax liabilities	(11,210,062)	3,618,106	(4,786,526)	2,600	(12,375,882)

2019 FINANCIAL STATEMENTS
NOTES

	12.31.16	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	9,472	(3,057)	76,301	-	82,716
Inventories	11,564	(3,732)	12,857	-	20,689
Trade receivables and other receivables	315,186	(101,728)	526,277	-	739,735
Trade payables and other payables	2,551,061	(823,369)	(1,074,677)	-	653,015
Salaries and social security taxes payable	55,628	(17,954)	(185,005)	-	(147,331)
Benefit plans	237,974	(76,807)	186,860	(11,096)	336,931
Tax liabilities	35,724	(11,530)	61,759	-	85,953
Provisions	341,132	(110,102)	(1,071,035)	-	(840,005)
Deferred tax asset	3,557,741	(1,148,279)	(1,466,663)	(11,096)	931,703

Deferred tax liabilities:
Property, plant and equipment	(15,038,537)	4,656,085	(1,098,719)	-	(11,481,171)
Financial assets at fair value through profit or loss	(91,618)	29,570	(531,727)	-	(593,775)
Borrowings	(19,104)	6,166	(53,881)	-	(66,819)
Deferred tax liability	(15,149,259)	4,691,821	(1,684,327)	-	(12,141,765)

Net deferred tax liabilities	(11,591,518)	3,543,542	(3,150,990)	(11,096)	(11,210,062)

	12.31.19	12.31.18
Deferred tax assets:
To be recover in less than 12 months	2,066,726	1,567,287
To be recover in more than 12 months	723	2,918,158
Deferred tax asset	2,067,449	4,485,445

Deferred tax liabilities:
To be recover in less than 12 months	(22,121,773)	(16,453,585)
To be recover in more than 12 months	(641)	(407,742)
Deferred tax liability	(22,122,414)	(16,861,327)

Net deferred tax liabilities	(20,054,965)	(12,375,882)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The detail of the income tax expense is as follows:

	2019	2018	2017
Deferred tax	(7,681,281)	(1,168,420)	392,552
Current tax	(2,904,191)	(1,713,587)	(1,169,638)
Difference between provision and tax return	(88,376)	(4,864)	(7,227)
Income tax expense	(10,673,848)	(2,886,871)	(784,313)

2019 FINANCIAL STATEMENTS
NOTES

	Note	2019	2018	2017
Profit for the period before taxes		22,807,987	9,495,085	8,596,806
Applicable tax rate		30%	30%	35%
Loss for the period at the tax rate		(6,842,396)	(2,848,526)	(3,008,882)
Gain from interest in joint ventures		124	861	(9)
Non-taxable income		(1,021,032)	(1,209,002)	1,565,827
Adjustment effect on tax inflation	4.16	(2,805,112)	-	-
Change in the income tax rate (1)		-	1,174,660	665,978
Difference between provision and tax return		(12,230)	(4,864)	(7,227)
Other		6,798	-	-
Income tax expense		(10,673,848)	(2,886,871)	(784,313)

(1)    Effect on deferred tax assets and liabilities in accordance with the tax reform of 2017 and Law 27,430.

The income tax payable, net of withholdings is detailed below.

	12.31.19	12.31.18

Provision of income tax payable	2,904,191	1,713,587
Tax withholdings	(934,780)	(764,324)
Total income tax payable	1,969,411	949,263

Note 29 |    Tax liabilities

	12.31.19	12.31.18
Non-current
Current
Provincial, municipal and federal contributions and taxes	179,024	200,586
VAT payable	1,302,042	634,374
Tax withholdings	147,062	195,474
SUSS withholdings	8,431	11,433
Municipal taxes	137,772	163,175
Tax regularization plan	-	584
Total Current	1,774,331	1,205,626

2019 FINANCIAL STATEMENTS
NOTES

Note 30 |    Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.18	1,645,569	288,218

Increases	1,239,577	127,655
Decreases	(20,596)	(77,473)
Result from exposure to inflation for the year	(801,947)	(124,564)
At 12.31.19	2,062,603	213,836

At 12.31.17	1,357,972	293,482
Increases	725,897	387,547
Decreases	(131,722)	(368,410)
Result from exposure to inflation for the year	(306,578)	(24,401)
At 12.31.18	1,645,569	288,218

Note 31 |    Revenue from sales

	2019	2018	2017
Sales of electricity	89,573,118	85,633,978	60,477,324
Right of use on poles	283,459	292,732	326,400
Connection charges	60,898	78,584	75,915
Reconnection charges	26,319	34,634	17,691
Total Revenue from sales	89,943,794	86,039,928	60,897,330

Note 32 |    Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 12.31.19
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,366,146	1,045,979	1,336,514	8,748,639
Pension plans	190,700	31,333	40,036	262,069
Communications expenses	82,714	369,899	17,005	469,618
Allowance for the impairment of trade and other receivables	-	1,354,401	-	1,354,401
Supplies consumption	1,615,876	-	114,419	1,730,295
Leases and insurance	-	233	226,040	226,273
Security service	237,100	42,394	92,826	372,320
Fees and remuneration for services	2,557,043	1,618,073	1,363,582	5,538,698
Depreciation of right-of-use asset	16,515	33,030	114,571	164,116
Public relations and marketing	-	41,370	-	41,370
Advertising and sponsorship	-	21,312	-	21,312
Reimbursements to personnel	89	196	1,050	1,335
Depreciation of property, plants and equipments	3,637,865	542,108	444,795	4,624,768
Directors and Supervisory Committee members’ fees	-	-	22,356	22,356
ENRE penalties	1,441,742	1,326,475	-	2,768,217
Taxes and charges	-	923,650	49,786	973,436
Other	803	520	14,242	15,565
At 12.31.19	16,146,593	7,350,973	3,837,222	27,334,788

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2019 for $ 1,126.5 million.

2019 FINANCIAL STATEMENTS
NOTES

Expenses by nature at 12.31.18
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,660,458	1,194,814	1,406,238	9,261,510
Pension plans	124,085	22,259	26,198	172,542
Communications expenses	124,723	414,677	24,630	564,030
Allowance for the impairment of trade and other receivables	-	1,503,107	-	1,503,107
Supplies consumption	1,215,387	-	188,558	1,403,945
Leases and insurance	815	-	277,121	277,936
Security service	210,136	3,117	197,901	411,154
Fees and remuneration for services	2,170,943	1,599,460	1,548,697	5,319,100
Public relations and marketing	-	49,585	-	49,585
Advertising and sponsorship	-	25,544	-	25,544
Reimbursements to personnel	92	104	766	962
Depreciation of property, plants and equipments	3,098,292	461,702	378,822	3,938,816
Directors and Supervisory Committee members’ fees	-	-	33,664	33,664
ENRE penalties	3,174,321	1,617,868	-	4,792,189
Taxes and charges	-	920,940	249,951	1,170,891
Other	1,241	705	8,796	10,742
At 12.31.18	16,780,493	7,813,882	4,341,342	28,935,717

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2018 for $ 1,570.5 million.

Expenses by nature at 12.31.17
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	7,685,152	1,363,903	1,410,378	10,459,433
Pension plans	191,454	33,979	35,136	260,569
Communications expenses	85,006	444,966	35,066	565,038
Allowance for the impairment of trade and other receivables	-	602,186	-	602,186
Supplies consumption	1,056,706	-	168,809	1,225,515
Leases and insurance	1,004	-	279,898	280,902
Security service	200,305	2,763	217,171	420,239
Fees and remuneration for services	1,663,751	1,347,966	1,261,260	4,272,977
Public relations and marketing	-	-	87,125	87,125
Advertising and sponsorship	-	-	44,881	44,881
Reimbursements to personnel	137	85	1,272	1,494
Depreciation of property, plants and equipments	2,675,953	423,060	204,104	3,303,117
Directors and Supervisory Committee members’ fees	-	-	32,951	32,951
ENRE penalties	658,211	659,155	-	1,317,366
Taxes and charges	-	607,796	49,223	657,019
Other	1,532	406	23,905	25,843
At 12.31.17	14,219,211	5,486,265	3,851,179	23,556,655

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 1,337.3 million.

2019 FINANCIAL STATEMENTS
NOTES

Note 33 |    Other operating expense, net

	Note	2019	2018	2017
Other operating income
Services provided to third parties		180,142	114,593	137,321
Commissions on municipal taxes collection		128,907	118,538	78,973
Related parties	36.a	20,075	68,125	6,555
Income from non-reimbursable customer contributions		6,584	8,572	6,723
Fines to suppliers		19,910	89,002	12,011
Expense recovery		163,550	-	-
Other		67,108	95,935	1,084
Total other operating income		586,276	494,765	242,667

Other operating expense
Gratifications for services		(192,361)	(114,199)	(124,249)
Cost for services provided to third parties		(97,274)	(80,619)	(100,316)
Severance paid		(21,530)	(25,595)	(43,598)
Debit and Credit Tax		(792,892)	(860,939)	(737,366)
Provision for contingencies		(1,367,232)	(1,113,444)	(833,993)
Disposals of property, plant and equipment		(63,592)	(260,361)	(76,614)
Other		(21,797)	(70,619)	(22,140)
Total other operating expense		(2,556,678)	(2,525,776)	(1,938,276)
Other operating expense, net		(1,970,402)	(2,031,011)	(1,695,609)

Note 34 |    Net finance costs

	Note	2019	2018	2017
Financial income
Commercial interest		514,536	420,495	273,180
Financial interest		692,497	612,505	424,634
Other interest	36.a	1,937	-	-
Total financial income		1,208,970	1,033,000	697,814

Finance costs
Interest and other		(3,750,737)	(3,055,552)	(1,259,956)
Fiscal interest		(5,462)	(34,986)	(47,904)
Commercial interest		(2,988,860)	(4,549,079)	(2,639,989)
Bank fees and expenses		(17,292)	(13,084)	(4,433)
Total finance costs		(6,762,351)	(7,652,701)	(3,952,282)

Other financial results
Exchange differences		(4,168,236)	(4,814,183)	(867,349)
Adjustment to present value of receivables		(76,702)	(503)	(663)
Changes in fair value of financial assets		281,039	1,147,943	730,248
Net gain from the repurchase of Corporate Notes		456,884	6,980	-
Other finance costs (1)		(16,299)	637,692	(121,289)
Total other finance costs		(3,523,314)	(3,022,071)	(259,053)
Total net finance costs		(9,076,695)	(9,641,772)	(3,513,521)

(1)     As of December 31, 2018 includes $ 770.1 million related to the termination of the agreement on real estate asset.

2019 FINANCIAL STATEMENTS
NOTES

Note 35 |    Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2019 and 2018, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	2019	2018	2017
Profit for the year attributable to the owners of the Company	12,134,139	6,608,214	7,812,493
Weighted average number of common shares outstanding	876,725	890,492	898,280
Basic and diluted profit earnings per share – in pesos	13.84	7.42	8.70

The basic and diluted earnings per share include the effects described in Note 2.c).

Note 36 |    Related-party transactions

The following transactions were carried out with related parties:

a.         Income

Company	Concept	2019	2018	2017

PESA	Impact study	337	230	-
	Thermal power plant Pilar	-	17,162	6,555
SACDE	Reimbursement expenses	19,738	50,733	-
FIDUS	SGR contribution income	1,937	-	-
		22,012	68,125	6,555

b.         Expense

Company	Concept	2019	2018	2017

PESA	Technical advisory services on financial matters	(136,149)	(132,393)	(93,714)
SACME	Operation and oversight of the electric power transmission system	(83,193)	(125,627)	(106,040)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	-	(1,347)
OSV	Hiring life insurance for staff	(19,646)	(30,017)	(29,162)
FIDUS	Legal fees	(777)	-	-
ABELOVICH, POLANO & ASOC.	Legal fees	(1,285)	(2,014)	(1,095)
		(241,050)	(290,051)	(231,358)

c.         Key Management personnel’s remuneration

	2019	2018	2017
Salaries	441,378	373,046	385,418

2019 FINANCIAL STATEMENTS
NOTES

The balances with related parties are as follow:

d.         Receivables and payables

	12.31.19	12.31.18
Other receivables - Non current
SACME	3,895	7,168
	3,895	7,168

Other receivables - Current
FIDUS SGR	25,000	38,443
SACME	766	1,178
PESA	-	1,815
	25,766	41,436

Trade payables
OSV	-	-
PESA	-	(12,045)
	-	(12,045)

Other payables
SACME	(12,566)	(11,642)
	(12,566)	(11,642)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2019, the ANSES holds Corporate Notes of the Company due in 2022 for $ 752 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2019 are detailed below:

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of CABA and Greater Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2019 amounted to $ 83.2 million.

2019 FINANCIAL STATEMENTS
NOTES

Agreement with PESA

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays PESA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at its meeting of March 7, 2016, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2019 amounted to $ 19.6 million.

Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467. In this manner, the Company expects to strengthen the relationship with its suppliers by giving them the possibility of facilitating an improvement in financing conditions.

SACDE

Throughout 2018, by virtue of the agreement entered into by an between the Federal Government and SACDE for the construction of the Presidente Perón Highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the related works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

Note 37 |       Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – CABA

-          2163 Don Pedro de Mendoza Av. – CABA

-          2482 Amancio Alcorta Av. – CABA

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2013, as amended) is available at the Company’s registered office.

2019 FINANCIAL STATEMENTS
NOTES

Note 38 |       Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 resolved, among other issues, the following (1):

-       To approve edenor’s Annual Report and Financial Statements of as of December 31, 2018;

-       To allocate the profit for the year ($ 4,297.5 million) and the increase recorded in unappropriated retained earnings ($ 8,919.1 million) due to the application of the inflation adjustment with retrospective effect, relating to the fiscal year ended December 31, 2018 to the:

•         Statutory reserve: $ 686.2 million;

•         Discretionary reserve: $ 12,530.4 million under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

(1)    The above-mentioned amounts are stated in nominal currency as of December 31, 2018.

Moreover, on August 8, 2019, a new Ordinary Shareholders’ Meeting of the Company was held, which approved the creation of the Global Program for the issuance of edenor’s Corporate Notes for a term of five years and a maximum amount outstanding of USD 750 million, or its equivalent in other currencies.

Additionally, the Board of Directors was entrusted with the task of establishing, within the fixed maximum amount, the remaining conditions of issue of each class and/or series.

Note 39 |       Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018, and the respective legal actions brought by the Company against the seller and the insurance company, on September 30, 2019, the Company entered into a settlement agreement pursuant to which it receives from the insurance company as sole, full and final compensation the sum of USD 15 million and the assignment in its favor of the insurer’s right to subrogate to the insured’s rights for the amount paid against the policyholder (RDSA).

As of December 31, 2019, the Company has collected USD 14 million. The remaining balance will be paid in 6 quarterly installments, the first of them on April 21, 2020.

Furthermore, the claim duly filed by the Company with the Arbitral Tribunal of the Buenos Aires Stock Exchange against RDSA in order for the latter to refund the price paid for the undelivered real property was suspended so that the claim could be allowed in RDSA’s insolvency proceedings. Such claim was allowed by the court hearing the case for the sum of $ 2,125.9 million. Additionally, an ancillary proceeding for review of the amount not allowed in the resolution concerning the proof of claims process was initiated for an additional amount of $ 895.7 million.

Note 40 |       Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2019 and 2018, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

  /s/ Reinaldo Sergio Cravero (Partner)

Autonomous City of Buenos Aires, Argentina

March 5, 2020.

We have served as the Company’s auditor since 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 9, 2020